EXHIBIT 1.01

Dow Inc.

The Dow Chemical Company

Conflict Minerals Report

BACKGROUND

This Conflict Minerals Report (this “Report”), a combined report of Dow Inc. and The Dow Chemical Company (“TDCC” and together with Dow Inc., “Dow” or the “Company”), is being filed pursuant to Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1), for the reporting period from January 1 to December 31, 2020. This Report provides information with respect to the products manufactured, or contracted to be manufactured, during calendar year 2020 for which gold, columbite-tantalite, cassiterite, and wolframite minerals, and these specific derivatives: tantalum, tin, tungsten, and gold (the “Conflict Minerals”) are “necessary to the functionality or production of” such products. The information in this report covers all products manufactured, or contracted to be manufactured, during calendar year 2020, for which Conflict Minerals are “necessary to the functionality or production of” such products, by the Company and all majority-owned subsidiaries over which the Company exercises control. See also “Basis of Presentation” below. Please refer to Rule 13p-1, Form SD and the 1934 Act Release No. 3467716 for definitions for the terms used in this Report, unless otherwise defined herein.

In July 2010, the U.S. Government signed the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”). Section 1502 of the Dodd-Frank Act (the “Conflict Minerals Provision”) was enacted because of concerns that the exploitation and trade of minerals that originate in the Democratic Republic of the Congo and adjoining countries (the “Covered Countries”) by armed groups is helping to finance conflict in the Democratic Republic of the Congo and is contributing to a humanitarian crisis. The final regulation (the “Conflict Minerals Regulation”) adopted by the U.S. Securities and Exchange Commission (“SEC”), which became effective November 13, 2012, requires all SEC registrants to file a specialized disclosure report on Form SD with the SEC regarding Conflict Minerals that are “necessary to the functionality or production of” products manufactured, or contracted to be manufactured, during a calendar year. For clarification, the term Conflict Minerals broadly encompasses all gold, columbite-tantalite, cassiterite, and wolframite minerals, and these specific derivatives: tantalum, tin, tungsten, and gold, regardless of the country of origin of such minerals and regardless of whether or not the purchase of such minerals actually finances or benefits armed groups in the Covered Countries.

Company Overview

Dow (NYSE: DOW) combines global breadth, asset integration and scale, focused innovation and leading business positions to achieve profitable growth. The Company’s ambition is to become the most innovative, customer centric, inclusive and sustainable materials science company, with a purpose to deliver a sustainable future for the world through our materials science expertise and collaboration with our partners. Dow’s portfolio of plastics, industrial intermediates, coatings and silicones businesses delivers a broad range of differentiated science-based products and solutions for its customers in high-growth market segments, such as packaging, infrastructure, mobility and consumer care. Dow operates 106 manufacturing sites in 31 countries and employs approximately 35,700 people. Dow delivered sales of approximately $39 billion in 2020. For more information, please visit www.dow.com.

Basis of Presentation

During calendar year 2020, the Company determined that certain Conflict Minerals were necessary to the functionality or production of certain products manufactured by the Company or contracted by the Company to be manufactured by a third party. Two of the Company’s businesses manufacture products, or contract such products to be manufactured, for which Conflict Minerals, as metals or metal alloys, are “necessary to the functionality or production of” such products (the “In-scope Products”). These businesses are Polyurethanes & Construction Chemicals and Coatings & Performance Monomers.

Separately, five of the Company’s businesses utilize Conflict Minerals as metals or metal alloys, and/or certain chemical compounds manufactured from Conflict Minerals that are chemically distinct from the metals themselves. These businesses include Packaging and Specialty Plastics, Industrial Solutions, Polyurethanes & Construction Chemicals, Coatings & Performance Monomers, and Consumer Solutions. The Company includes the use of these organometallic compounds manufactured from tantalum, tin, tungsten, and gold (“Organometallic Compounds”) in the scope of its Conflict Minerals approach described below and conducted its reasonable country of origin inquiry and due diligence on these materials in addition to the metals and metal alloys.

CONFLICT MINERALS APPROACH

The Company shares the concern that Conflict Minerals sourced from the Covered Countries may come from mines or trading routes controlled by armed groups in the Covered Countries. It is the Company’s policy not to knowingly purchase any raw materials that contain Conflict Minerals that directly or indirectly finance or benefit armed groups in the Covered Countries. The Company’s policy with regard to the responsible sourcing of Conflict Minerals is available on its website at https://corporate.dow.com/en-us/about/legal/conduct/conflict-minerals.html.

The Company is a “Downstream company,” that is, the Company is part of the supply chain from smelters/refiners down to the eventual retailers, who sell final products to end-consumers. Conflict Minerals are components in some of the supplies that the Company purchases from its vendors. Because the Conflict Minerals enter the Company’s supply chain many layers removed from the Company, it is difficult to determine where they originated. The supply chain associated with Conflict Minerals is complex and the Company has worked with its vendors to determine the sources of the Conflict Minerals in the supplies purchased by the Company. As noted above, the approach broadly includes not only Conflict Minerals in the form of metals and metal alloys but also Organometallic Compounds.

The Company has a cross-functional team responsible for implementing processes related to the responsible sourcing of Conflict Minerals, including the purchasing, legal, supply chain, and environment, health and safety functions. The Company’s due diligence process and its implementation was designed to conform in all material respects to the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (“OECD”), as applicable to Downstream companies.

The Company’s purchases of Conflict Minerals and Organometallic Compounds are made only from a list of vendors approved in advance by the Company. The Company expects its vendors to comply with the Conflict Minerals Provision and the Conflict Minerals Regulation, as may be amended over time. In addition, the Company also expects its vendors to provide all necessary information in connection with the Company’s reasonable country of origin inquiry (“RCOI”) with regard to products supplied to the Company that contain Conflict Minerals. The Company incorporates its expectations with regard to sourcing of Conflict Minerals and the vendor’s agreement to provide sourcing information as requested regarding Conflict Minerals used for raw materials procurement and in the Company’s Code of Conduct for Suppliers, available on its website at https://corporate.dow.com/en-us/about/suppliers/info/expectations. The Company reserves the right to assess and monitor any vendor’s compliance with the Company’s Conflict Minerals practices. Vendors who are not in compliance are expected to implement corrective actions or they may not be considered for future business.

The Company’s Office of Ethics and Compliance maintains a help line that is available to those who wish to ask questions about the Company policy, seek guidance on specific situations or report violations of the Company’s Code of Conduct or other unethical business practices. More information is available on its website at https://corporate.dow.com/en-us/about/legal/conduct/business.html.

REASONABLE COUNTRY OF ORIGIN INQUIRY AND DUE DILIGENCE PROCESS

The Company purchases seventeen products which incorporate Conflict Minerals, in the form of metal and metal alloys, and/or Organometallic Compounds. These purchases are from fourteen different vendors.

The Company conducted, in good faith, a RCOI that was reasonably designed to determine whether any of those Conflict Minerals originated in the Covered Countries or were from recycled or scrap sources. The RCOI implemented by the Company consisted of a survey of all vendors providing Conflict Minerals or supplies containing Organometallic Compounds. The RCOI is part of, includes and is complemented by the additional due diligence actions described in this Report.

The Company communicated information about the Conflict Minerals Provision and the Conflict Minerals Regulation, the Company’s purchasing policy with regard to Conflict Minerals, the Company’s expectations with regard to vendor sourcing of Conflict Minerals, and requested the vendor to provide a completed Conflict Minerals reporting template (the “CMRT”). The CMRT was created by the Responsible Minerals Initiative (“RMI”), which was founded by members of the Responsible Business Alliance and the Global e-Sustainability Initiative. The CMRT requires each vendor, as applicable, to identify, among other things, all of the smelters/refiners used to supply any Conflict Minerals contained in materials or products supplied by such vendor.

RCOI AND DUE DILIGENCE RESULTS

The results from the vendor survey are provided below by metal and include smelter names and locations:

Metal	Smelter ID	Smelter Name	Smelter Country
Tin	CID002773	Metallo Belgium N.V.	Belgium
Tin	CID000438	EM Vinto	Bolivia
Tin	CID001337	Operaciones Metalurgicas S.A.	Bolivia
Tin	CID001173	Mineracao Taboca S.A.	Brazil
Tin	CID002036	White Solder Metalurgia e Mineracao Ltda.	Brazil
Tin	CID000760	Huichang Jinshunda Tin Co., Ltd.	China
Tin	CID000942	Gejiu Kai Meng Industry and Trade LLC	China
Tin	CID002158	Yunnan Chengfeng Non-ferrous Metals Co., Ltd.	China
Tin	CID002180	Yunnan Tin Company Limited	China
Tin	CID003116	Guangdong Hanhe Non-Ferrous Metal Co., Ltd.	China
Tin	CID001070	China Tin Group Co., Ltd.	China
Tin	CID001399	PT Artha Cipta Langgeng	Indonesia
Tin	CID001453	PT Mitra Stania Prima	Indonesia
Tin	CID001460	PT Refined Bangka Tin	Indonesia
Tin	CID001477	PT Timah Tbk Kundur	Indonesia
Tin	CID001482	PT Timah Tbk Mentok	Indonesia
Tin	CID003205	PT Bangka Serumpun	Indonesia
Tin	CID001105	Malaysia Smelting Corporation (MSC)	Malaysia
Tin	CID001182	Minsur	Peru
Tin	CID000468	Fenix Metals	Poland
Tin	CID001898	Thaisarco	Thailand
Tin	CID003325	Tin Technology & Refining	United States

The Company received responses from all of its vendors of Conflict Minerals. In most instances, the Company only received information about products containing Conflict Minerals and the smelter/refiner. In some instances, the responses the Company received from vendors did not provide information beyond the identification of products containing Conflict Minerals and the related smelter/refiner and mine. Some vendors reported on a corporate level as to all smelters that provided Conflict Minerals to the vendor rather than reporting on a product level as to the particular source of Conflict Minerals provided in products sold to the Company. As part of the Company’s due diligence on the source and chain of custody on the Conflict Minerals contained in In-scope Products, the Company followed up with vendors who did not provide timely responses to its survey or only provided partial information. The Company’s vendors, who are also Downstream companies, are also similarly faced with the uncertainty of the ultimate source of Conflict Minerals beyond the smelters/refiners. For all Downstream companies, it may be difficult to know where the ultimate country or origin or which mine the Conflict Minerals originated from. After receiving the vendor responses, the Company compared the results to the list of Conflict-Free Smelters maintained by the RMI.

The Responsible Minerals Assurance Process (“RMAP”) uses an independent third-party audit to identify smelters and refiners that have systems in place to assure sourcing of only conflict-free materials. A list of smelters and refiners that meet the standards of the audit are published on the RMI website. The audit standard is developed according to global standards including the OECD and the Dodd-Frank Act. The RMAP validation is a voluntary process and, at this time, all smelters/refiners identified by the Company, as provided in the table above, have become validated as Conflict-Free Smelters. In determining whether further due diligence is required in a given instance, the Company has in certain instances also relied upon additional vendor certification or participation in the RMAP in determining the source of the Conflict Minerals in its materials or products.

CONCLUSIONS

Based on the RCOI and the due diligence measures performed, the Company believes that most of the Conflict Minerals that were necessary to the functionality or production of products manufactured, or contracted to be manufactured, by the Company during calendar year 2020 were from recycled or scrap sources or originated in countries other than the Covered Countries.

A small percentage of the Conflict Minerals purchased from suppliers by the Company may have originated from the Covered Countries as some of the identified smelters/refiners source from multiple countries or provided incomplete mine information. However, as noted in the table above, all of the identified smelters/refiners are validated as a Conflict-Free Smelter by the RMI.

ONGOING IMPROVEMENTS TO DUE DILIGENCE PROCESS

The Company’s due diligence processes are based on the necessity of gathering information from the Company’s direct vendors, and then, in turn, the Company’s vendors seeking similar data from other Downstream companies. The Company, and other Downstream companies, rely on the list of the refiners and smelters maintained by the RMI. The Company will continue to work with its vendors to improve their completeness and quality of responses, and to improve its ability to track Conflict Minerals in its supply chain. The Company’s ongoing efforts have resulted in responses from all of vendors and their responses indicate full validation of the smelters/refiners under RMAP.

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